

April 8, 2011

Mr. Brian S. Block, CFO
American Realty Capital Trust, Inc.
106 York Road
Jenkintown, PA 19046

> **Re:** **American Realty Capital Trust, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **File No. 0-53958**

Dear Mr. Block:

We have reviewed your second response letter filed March 23, 2011 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Allocation of Purchase Price of Acquired Assets, page F-11

1. We note your response to prior comment 3 and request that you provide additional information regarding how management estimates the likelihood that a lessee will execute the renewal option. Specifically, tell us how management determines the estimated market rent and whether the factors previously identified affect management's assessment. Within your response, please tell us whether management uses any threshold amounts and how those thresholds were determined.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Staff Attorney, at (202) 551-3673 or Jennifer Gowetski, Staff Attorney at (202) 551-3401 with regard to legal comments.

Sincerely,


Kevin Woody
Branch Chief